FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	March	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	7digital and RIM Strike a Chord with Music Store on the BlackBerry PlayBook	3
2.	RIM to Announce Year-End and Fourth Quarter Fiscal 2011 Results on March 24, 2011	1

Document 1

March 9, 2011

FOR IMMEDIATE RELEASE

7digital and RIM Strike a Chord with Music Store on the BlackBerry PlayBook

•	7digital Music Store to be pre-installed on the BlackBerry PlayBook at launch in the US and Canada with further international roll out in 2011

•	7digital Music Store lets users browse, preview and purchase tracks from a catalogue of over 13 million MP3s

London, UK and Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) and 7digital today announced that the 7digital Music Store will come pre-installed* on the BlackBerry® PlayBook™.

The 7digital Music Store will give BlackBerry PlayBook users access to 7digital’s catalogue of over 13 million high quality (320kbps) MP3s. BlackBerry PlayBook users will be able to search for tracks, albums and artists and preview tracks before making a purchase. Users can also discover new music through 7digital’s recommendation technology. Prices for BlackBerry PlayBook users will match the prices on 7digital.com, with individual tracks and albums priced in a customer’s local currency.

Ben Drury, CEO 7digital comments, “We’re really excited to be working with RIM to bring the 7digital experience to the BlackBerry PlayBook. RIM has created an incredible tablet with premium multimedia features and together we are delivering a truly exceptional music experience for mobile users, offering content that is extremely easy to discover, purchase and use.

“We currently have the largest international footprint of any MP3 digital music seller and we look forward to expanding our business with RIM throughout the year.”

“The 7digital Music Store is a perfect complement to the high-performance BlackBerry PlayBook, providing users with fast searches and downloads, and a slick interface that makes it very easy to discover, purchase and enjoy music,” said Alistair Mitchell, Vice President, BBM Platform & Integrated Services. “We are thrilled to be working with 7digital to provide BlackBerry PlayBook users with access to an amazing catalog of 13 million tracks.”

The BlackBerry PlayBook tablet running the 7digital Music Store application will be previewed this week at the South by South West conference in Austin, Texas.

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* Certain territorial restrictions may apply.

About 7digital

7digital is a leading digital media delivery company based in London and operating globally.  Through 7digital’s download store (www.7digital.com) consumers can access over 13 million legal high quality MP3 music tracks as well as audiobooks and videos at competitive prices across Europe and North America.

Combining 7digital’s secure and robust technology platform with the broadest agreements in the digital media industry, the company provides comprehensive digital download services to a wide range of partners around the world.  7digital has worked with record companies, artists, FMCG brands, retailers, consumer electronics companies, fashion brands, advertising agencies and many other organisations to harness the power of digital entertainment, music, video, audiobooks and ebooks, to engage customers.  For more information visit www.7digital.com/business.

7digital has provided digital media services to over 500 partners including: RIM, Samsung, Toshiba, HMV, Spotify, Imagination Technologies, Universal Music, EMI, Warner Music, Sony Music, Waterstone’s, AOL/Winamp, Imerge, Nestlé, Hugo Boss, Yahoo!, Amnesty International and Adidas, and have delivered tens of millions of digital products in over 30 countries.

Visit www.7digital.com

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Simon Hilliard / Roberta Main-Millar
Racepoint Group UK (PR Agency for 7digital)
7digitaluk@racepointgroup.com
020 8811 2137 2132

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

March 10, 2011

FOR IMMEDIATE RELEASE

RIM to Announce Year-End and Fourth Quarter Fiscal 2011 Results on March 24, 2011

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the fourth quarter and year-end of fiscal 2011 on March 24, 2011 after the close of the market.  A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 1-800-814-4859 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 4310316#. This replay will be available until midnight ET April 7, 2011.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	March 10, 2011	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations